
02057501

PE 9/24/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934


RECD S.E.C.
SEP 2 4 2002
1086

For the month of September, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

PROCESSED
SEP 2 5 2002
THOMSON
FINANCIAL

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)



Date: September 23, 2002

By: ______________________
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits
1	Press Release dated September 23, 2002

Exhibit 1


Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC. ANNOUNCES CLOSING OF EXCHANGE TRANSACTION

TORONTO, September 23, 2002– Fairmont Hotels & Resorts Inc. ("FHR")(TSX/NYSE: FHR) today announced the closing of the previously announced transaction with a subsidiary of Kingdom Hotels (USA), Ltd. ("Kingdom"), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud, to exchange its 16.5% interest in Fairmont Hotels Inc. ("FHI"), the Fairmont management company, for shares of the public company FHR. As a result of this transaction, FHR issued 2,875,000 shares to Kingdom, equivalent to approximately 3.7% of FHR's issued and outstanding shares. FHR's interest in FHI has now increased to 83.5% from 67%. A partnership managed by Maritz, Wolff & Co. will continue to hold the balance of 16.5%.

Commenting on the closing, Prince Alwaleed, president of Kingdom, said, "We are pleased with this transaction as it provides us with a broader exposure to all of FHR's assets, not only the management business. Kingdom intends to be a long-term investor and we look forward to our continued relationship with FHR."

William R. Fatt, chief executive officer of FHR, commented, "We value our relationship with Kingdom as a hotel real estate owner and now as a long-term shareholder in FHR. This transaction provides us with greater investment in FHI, where we anticipate significant growth over the next few years."

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 78 luxury and first class properties with approximately 31,000 rooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in FHI, North America's largest luxury hotel management company. FHI manages 39 distinct city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

About Kingdom Hotels (USA), Ltd.
Kingdom and its affiliates have made investments in the hotel industry totaling more than $700 million. The Kingdom hotel investment portfolio includes stakes in Fairmont Hotels & Resorts Inc., Four Seasons Hotels Inc. and Mövenpick Hotels & Resorts AG, and includes holdings in prominent hotel assets such as The Plaza in New York City and the Four Seasons George V Hotel in Paris.

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Contacts:

M. Jerry Patava
Executive Vice President
and Chief Financial Officer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com